CAPITAL INVESTMENT GROUP, INC.

Balance Sheets

December 31, 2018 and 2017

	2018	2017
Current assets:		
Cash and cash equivalents	$ 2,017,276	$ 1,582,972
Receivable from clearing agent	321,599	402,287
Other receivables	744,781	935,555
Prepaid expenses	1,461	21,702
Current portion of notes receivable	22,292	4,000
Total current assets	3,107,409	2,946,516
Property and equipment, net	6,810	-
Goodwill - customer acquisition	300,000	300,000
Notes receivable, less current portion	6,667	2,000
	$ 3,420,886	$ 3,248,516

Liabilities and Stockholders' Equity

	2018	2017
Current liabilities:		
Commissions payable	$ 1,309,995	$ 1,254,506
Accounts payable	88,347	142,302
Accrued retirement	12,000	12,000
Accrued legal settlements	25,000	410,000
Total current liabilities	1,435,342	1,818,808
Stockholders' equity:		
Common stock, no par value	6,000	6,000
Additional paid-in capital	181,376	181,376
Retained earnings	1,798,168	1,242,332
Total stockholders' equity	1,985,544	1,429,708
	$ 3,420,886	$ 3,248,516

See accompanying notes.